July7, 2011

Donald B. Field
Staff Attorney
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Guitammer Company, a Nevada corporation
Form 10-12G
Filed May 27, 2011
File No. 000-54331

Mr. Field:

Set forth below are whether or how we responded to the Commission Staff’s comment letter (in italics) dated June 17, 2011on the referenced registration statement, by numbered comment, as follows:

General

1.
Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

We confirm.

Item 1. Business, page 4

Historical Overview, page 4

2.
We note your disclosure in the second paragraph that pursuant to the Reorganization each option and warrant holder exchanged their outstanding options and warrants of Guitammer-Ohio for options and warrants of Guitammer-Nevada. Please advise how such exchange was memorialized, i.e. were new option and warrant agreements issued? Please advise.

In order to save time and expense of creating and issuing new Guitammer-Nevada options and warrants, the Company’s Board of Directors passed a resolution that the outstanding Guitammer- Ohio options and warrants would be and are deemed to be and constitute the Guitammer- Nevada options and warrants (on the said 1 for 31,206 shares basis) to purchase an aggregate of 43,841,626 shares of our Common Stock. Disclosures on pages 4 and 44 were made to reflect this BOD action.

Home Theater and Gaming Market Size, page 5

3.	In the third sentence of the first paragraph, please delete the website reference for the NPD Group and also the article link.

Deleted as requested.

Item 2. Financial Information, page 15

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations - 2010 compared to 2009, page 17

4.
While your disclosures clarify the reasons for the increase in inventory, you continue to indicate that the decrease in revenue was primarily due to a shortage of cash to purchase inventory. In this regard, please reconcile your statement to the disclosures indicating that there was inventory in transit and to the fact that there was inventory on hand at December 31, 2010. In particular, it appears that these disclosures should be more consistent with the disclosures provided in the second and third paragraph of page 19. Please revise.

We have made a good faith effort to comply with this comment.

5.
Please expand your disclosure with respect to general and administrative expenses to describe and quantify the significant components of this line item. For example, on page 7, you indicate that you pay sales commissions to independent manufacturers' sales representatives. If material, quantify this cost as well as other costs of selling your products.

We have made a good faith effort to comply with this comment.

Results of Operations - Comparison of interim periods, page 20

6.
Consider adding a table to summarize your sales of products. Based on your disclosures on page 6, we suggest you disclose your sales of (i) wireless Buttkicker kits (ii) Buttkicker Gamer, and (iii) all other products.

We have made a good faith effort to comply with this comment.

Liquidity and Capital Resources, page 18

7.
We note your response to our prior comment 23 and reissue in part. Please reconcile the disclosure in this section and the Liquidity and Capital Resources section on page 21 with footnotes 1 and 7 of your audited financial statements which disclose ongoing negotiations related to a potential reverse merger or recapitalization transaction. In this regard, we note that you signed a letter of intent in October of 2010. Please tell us, with a view towards revised disclosure throughout the registration statement, the status of this potential transaction. Additionally, to the extent applicable, please also revise the Business section on page 4 accordingly.

The potential reverse merger transaction has been abandoned and reference to it  in the audited financial statements has been deleted.

8.
In the last sentence of this section, you state that raising equity capital will enable you to increase sales, generate positive net income and a positive cash flow. Since the raising of capital does not ensure that any of these results will actually occur, please revise this disclosure to more specifically describe your intended uses (such as advertising, purchases of inventory, etc.) of any capital raised in the future.

We have made a good faith effort to comply with this comment.

Cash Flows during the Three Months Ended March 31, 2011

9.
We note your disclosure in the Cash Flows during the Fiscal Year Ended December 31, 2010 section on page 19 that you anticipate needing $3,500,000 in the next 12 months for debt service. We also note your disclosure in the fourth paragraph of this section that you anticipate needing $1,133,000 in the next 12 months to purchase inventory. Please reconcile these disclosures with the disclosure in the fifth paragraph that you anticipate needing $3,380,000 in the next 12 months for debt service, inventory and general working capital purposes. To the extent you have assumed that certain lenders will convert outstanding debt into your common stock, please revise to clarify any assumptions necessary to understand your near term and long term liquidity position. Please also revise the Business section on page 4, in an appropriate place, to disclose your current near term and long term liquidity position, your monthly "burn rate," and the month you will run out of funds without additional capital.

We have made a good faith effort to comply with this comment.

Item 5. Directors and Executive Officers, page 31

10.
We note your response to our prior comment 28 and reissue. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that the person should serve as a director for the company. Refer to Item 401 (e)(1) of Regulation S-K.

We have made a good faith effort to comply with this comment.

Item 6. Executive Compensation, page 33

11.
We note your response to our prior comment 30 and reissue in part. Please confirm that the "All Other Compensation" column includes all perquisites and other personal benefits as and to the extent required by Item 402(n)(2)(ix) of Regulation S-K.

Confirmed.

Compensation of Directors, page 33

12.	We note your references in this section to a "Code of Regulations" which appears to be applicable to Guitammer-Ohio not Guitammer-Nevada. Please revise or advise.

We have made a good faith effort to comply with this comment.

13.
We note your disclosure in the third sentence that your directors are entitled to certain indemnification rights. We were unable to locate such provisions in the bylaws of Guitammer-Nevada. Please direct us to the applicable provisions or advise. To the extent applicable, please also revise Item 12. Indemnification of Directors and Officers on page 43 to include the information required by Item 702 of Regulation S-K with respect to any provisions of Guitammer-Nevada' s articles of incorporation or bylaws which provide any indemnification rights to your directors and officers.

We have made a good faith effort to comply with this comment.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 39

14.
We note your disclosure in the second paragraph that as of May 20, 2011 you have outstanding options and warrants to purchase 44,497,900 shares of your common stock. We also note your disclosures in the Historical Overview section on page 4 and in footnote 7 to your unaudited financial statements for the period ending March 31, 2011 detail a different aggregate number of outstanding options and warrants on an as converted basis. Please reconcile or advise.

We have made a good faith effort to comply with this comment.

Item 11. Description of Registrant's Securities to be Registered, page 41

15.
Please revise the paragraph immediately preceding the Transfer Agent section on page 43 to reference Guitammer-Nevada's articles of incorporation and bylaws. In this regard, we note that Guitammer-Ohio' s organizational documents are not relevant to the description of the securities to be registered.

We have made a good faith effort to comply with this comment.

Item 15. Financial Statements and Exhibits, page 44

16.
We note your response to our prior comment 39 and reissue. In your next filing, please refile each material contract, to the extent applicable, to ensure that each material contract is a fully executed complete copy including all exhibits, schedules, annexes, and appendixes. If a material contract has been amended since execution, please ensure that each material amendment including all exhibits, schedules, annexes, and appendixes are also filed. Refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that a number of your material contracts are not fully executed, are not complete copies and do not appear to include all material amendments. We also note that, in certain cases, you have filed individual signature pages as separate exhibits. Please delete these separate exhibits and, to the extent applicable, refile each material contract to which such signature page relates to ensure that each filed material contract is a fully executed complete copy.

We have made a good faith effort to comply with this comment.

17.
We note your response to our prior comment 41 and reissue in part. We note that you have filed one line of credit loan with Merrill Lynch as an exhibit to your filing. We also note your disclosure in the Contractual Obligations section on page 22 indicates that there are multiple line of credit loans with Merrill Lynch. Please confirm the number of line of credit loans with Merrill Lynch and, to the extent applicable, either file the additional loan documents as material contracts or revise the associated disclosure in the Contractual Obligations section.

We have made a good faith effort to comply with this comment.

18.
We note your response to our prior comment 43 and reissue. We note that you have entered into a number of Note Purchase Agreements and subsequent amendments to such agreements which provided for the issuance of amended and restated promissory notes. We also note that in most cases you have only filed the original promissory notes. Please file a copy of each amended and restated promissory note as an exhibit to your next filing or advise.

We have made a good faith effort to comply with this comment.

19.	Please revise to annotate that you will file an Exhibit 21.1 which lists your subsidiaries

Exhibit 21.1 filed.

Exhibits 10.12 and 10.14

20.
We note your response to our prior comment 44 and reissue. We note that Exhibits 10.12 and 10.14 appear to be reversed. Please correct in your next filing. Please also refile a complete copy of Exhibit 10.14. We note that Exhibit 10.14 is missing the attached exhibits.

We have made a good faith effort to comply with this comment.

Exhibit 10.16

21.	We note that the Gault Loan Agreement was amended in November 2010. Please file a copy of the amendment as an exhibit to your next filing or advise.

Exhibit 10.20 is the November 18, 2010 amendment.

Exhibit 10.40A

22.
We note that your original Lease Agreement has been modified by a number of Lease Modification Agreements. We also note that only one Lease Modification Agreement has been filed. Please file all modifications as exhibits to your next filing or advise.

There is only one Loan Modification Agreement.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

23.
We note your response to our prior comment 50. However, it is not clear how the audit report was revised to comply with our prior comment. As such, we reissue our prior comment in its entirety. While the audit report included in your Form 10 contains a footer with the office locations of your independent registered public accounting firm, your filing should be revised to include a signed opinion pursuant to the requirements set forth in Rule 2-02(a)(3) of Regulation S-X. Specifically, such rule requires that the signature clearly indicate the city and state where the opinion was issued.

We have made a good faith effort to comply with this comment.

Statements of Operations, page F-3

24.
We note your response to our prior comment 51. However, it is not clear how your amended filing complies with our prior comment with regards to your December 31, 2010 financial statements. As such, we reissue our prior comment in its entirety. Please revise to use dollar signs on your loss per share rather than the number of shares outstanding.

We have made a good faith effort to comply with this comment.

Notes to Financial Statements Intangible Assets

25.
We note your response to our prior comment 52. However, it is not clear how your amended filing complies with our prior comment. As such, we reissue our prior comment in its entirety. It appears the notes to your financial statements do not include the disclosures with respect to intangible assets required by ASC Topic 350-30-50. Please revise accordingly.

We have made a good faith effort to comply with this comment.

26.
We note your response to our prior comment 53. However, we believe that the substantial doubt about your ability to continue as a going concern, as well as your operating losses and operating cash flow deficiencies, are triggering events that would require the performance of an impairment analysis. Please perform an impairment analysis and revise your filing accordingly.

We submit that the disclosure is appropriate for the reasons previously given. See attached impairment analysis.

Note 7 - Debt, page F-11

27.
We note your response to our prior comment 54. However, it is not clear how your amended filing complies with our prior comment with regards to your December 31, 2010 financial statements. As such, we reissue our prior comment in its entirety. Please clarify your disclosures with respect to the priority of liens on your inventory and other assets. In this regard, you disclose that your $100,000 note payable to the Julie E. Jacobs Trust has a first position lien on inventory. However, you also disclose that your inventory financing arrangement with Standard Energy and the Walter J. Doyle Trust, each with an original amount of $150,000 of notes payable, has a first position lien on all assets (which would appear to include inventory). In addition, you disclose that your note payable in the original amount of $800,000 to Thelma Gault is collateralized by all assets of the Company.

We have made a good faith effort to comply with this comment.

Note 8 - Stockholders' Deficiency, page F- 14

28.	We note your response to our prior comment 55. However, we continue to believe you should include the disclosures required by ASC Topic 480-10-50. Please revise your filing accordingly.

We have made a good faith effort to comply with this comment.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

s/ Mark A. Luden

Mark A. Luden, President

Intangible Asset Impairment Analysis
For use with year ending 12/31/2010 and 3 months ending 3/31/2011

>	Intangible items consist of Patents and Trademarks that are being amortized over 10 years
>	Guitammer has no material sales of any product that is not covered by our Patents and Trademarks
>	Guitammer believes its Patents are broad, strong and defensible
>	Guitammer future product sales are reliant upon our Patents and Trademarks

Intangible Assets consist of	12/31/2010
Patents and Trademarks on:	Book Value	Projected Cash from Sales in U.S. Dollars
		2011	2012	2013	2014	TOTAL
ButtKicker Brand Transducers	$30,651	$1,338,600	$2,176,173	$3,996,263	$6,683,276	$14,194,312
Amplifiers	7,609	$892,400	$1,450,782	$2,664,175	$4,455,517	9,462,874
ButtKicker Live	5,136	-	-	500,000	1,750,000	2,250,000
	$43,396	2,231,000	3,626,955	7,160,438	12,888,793	25,907,186

	Cost of Goods Sold	1,293,980	2,103,634	3,938,241	7,088,836	14,424,691
	Gross Profit	937,020	1,523,321	3,222,197	5,799,957	11,482,495

	Other Expenses	1,293,021	1,025,625	1,988,318	3,138,311	7,445,275
	Net Income	$(356,001)	$497,696	$1,233,879	$2,661,646	$4,037,220

Management believes that the above projection is a very conservative estimate.
Managements expectations are double what the above analysis shows for 2012 through 2014.

The Plan for Achieving the Above Results:

Guitammer is in the process of raising $5mil in two tranches, with a first tranche of $2.5 mil, to implement our business plan and meet our capital needs for the next 12 months, particularly regarding the expansion of our sales and marketing efforts, inventory financing, debt repayment and general working capital.  The company intends to substantially increase its advertising and marketing budgets to increase consumer awareness and demand, and to hire additional sales people to develop new dealers, distributors and sales agents, both domestically and internationally for its sales of ButtKicker brand transducers and amplifiers.

This funding will also be used to execute the company’s plan to rollout its patented ButtKicker Live! broadcast technology by securing partnerships with one or more sports leagues, broadcast partners and distribution providers (such as cable, satellite or FiOS company’s) resulting in increased product sales and a recurring revenue royalty on broadcasts that use the ButtKicker Live! enabling technology.  The company has previously successfully tested the ButtKicker Live! concept with several sports leagues, identified the appropriate broadcast and distribution partners and has contracted with an experienced sports broadcasting professional to assist the company in marketing its ButtKicker Live! technology.

CONCLUSION:
Management believes that Net Intangible assets of $43,396 should not be impaired as shown by the projection above.